UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TARGETED MEDICAL PHARMA, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

876140104
(CUSIP Number)

12/23/2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[  ]    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876140104

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only)
Derma Medical Systems Inc.

2.	Check the Appropriate Box if a Member of a Group(See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Austria

Number of	5.	Sole Voting Power
Shares		2,023,423 shares of Common Stock
Beneficially
Owned by	6.	Shared Voting Power
Each		0 shares of Common Stock
Reporting
Person	7.	Sole Dispositive Power
With:		2,023,423 shares of Common Stock

	8.	Shared Dispositive Power
		0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,023,423

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
7.7%

12.	Type of Reporting Person (See Instructions)
CO

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CUSIP No. 876140104

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only)
Dr. Thomas Wenkart

2.	Check the Appropriate Box if a Member of a Group(See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization

Australia

Number of	5.	Sole Voting Power
Shares		2,423,423
Beneficially
Owned by	6.	Shared Voting Power
Each		0
Reporting
Person	7.	Sole Dispositive Power
With:		2,423,423

	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,423,423

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
9.2%

12.	Type of Reporting Person (See Instructions)
IN

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Item 1(a).	Name of Issuer

This Schedule 13G relates to the common stock, par value $0.001 per share (the “Common Stock”) of Targeted Medical Pharma, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The Issuer’s principal executive office is located at 2980 Beverly Glen Circle, Suite 301, Los Angeles, CA 90077.

Item 2(a).	Name of Persons Filing

This Statement is filed on behalf of Derma Medical Systems Inc. and Dr. Thomas Wenkart (the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the Reporting Persons is c/o Derma Medical Systems Australia Pty Ltd - 301 Catherine Street Leichhardt NSW 2040 Australia.

Item 2(c).	Citizenship

Derma Medicals Systems Inc. is an American corporation and Dr. Wenkart is an Australia citizen.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.001 per share

Item 2(e).	Cusip Number

876140104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.

(b)	[ ]	Bank as defined in Section 3(a) (6) of the Act.

(c)	[ ]	Insurance company as defined in Section 3(a) (19) of the Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.

(j)	[ ]	Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

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Item 4.	Ownership

(a) Amount beneficially owned:

Derma Medical Systems Inc. beneficially owns 2,023,423 shares of Common Stock. Dr. Wenkart beneficially owns 2,423,423 shares of Common Stock, 2,023,423 shares of which are held by Derma Medical Systems Inc. and 400,000 shares of which are held by Ultera Pty Ltd ATF MPS Superannuation Fund.

Dr. Wenkart is the owner and President of Derma Medical Systems Inc. and owner and Director of Ultera Pty Ltd ATF MPS Superannuation Fund.

(b) Percent of class:

Derma Medical Systems Inc. owns 7.7% of the class of Common Stock.

Dr. Wenkart owns 9.2% of the class of Common Stock.

(c)(1) Number of shares as to which Derma Medical Systems Inc has.

(i) Sole power to vote or direct the vote:

2,023,423 shares of Common Stock

  (ii) Shared power to vote or direct the vote

Not Applicable

  (iii) Sole power to dispose or direct the disposition:

2,023,423 shares of Common Stock

  (iv) Shared power to dispose or direct the disposition of:

Not Applicable

(c)(2) Number of shares as to which Dr. Wenkart has:

  (i) Sole power to vote or direct the vote:

2,423,423 shares of Common Stock

  (ii) Shared power to vote or direct the vote

Not Applicable

  (iii) Sole power to dispose or direct the disposition:

2,423,423 shares of Common Stock

  (iv) Shared power to dispose or direct the disposition of:

Not Applicable

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Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2014
Derma Medical Systems Inc.

	By:	/s/ Dr. Thomas Wenkart
	Name:	Dr. Thomas Wenkart
	Title:	President

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2014
/s/ Dr. Thomas Wenkart
	Name:	Dr. Thomas Wenkart

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, par value $0.001 per share, of Targeted Medical Pharma, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 9, 2014.

Derma Medical Systems Inc.

By:	/s/ Dr. Thomas Wenkart
Name:	Dr. Thomas Wenkart
Title:	President

/s/ Dr. Thomas Wenkart
Name:	Dr. Thomas Wenkart

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